EXHIBIT 10.26

Amendment to Employment Agreement

This Amendment to Employment Agreement (this "Amendment") is made and entered into as of the 28th day of March, 2001, by and between Gerber Scientific, Inc., a Connecticut corporation (the "Company") and Michael J. Cheshire (the "Executive") (the Company and the Executive may collectively be referred to as the "Parties"). This Amendment amends the Employment Agreement by and between the Parties, dated as of January 29, 1997, as amended on June 1, 1998 and on June 29, 1999 (collectively the "Employment Agreement").

Whereas the Company and the Executive wish to amend Article III of the Employment Agreement,

Now Therefore, in consideration of the promises and the mutual covenants contained herein, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending legally to be bound, agree as follows:

Article III, Compensation and Benefits, is hereby amended by deleting Sections 3.2(b)(ii) and 3.2(b)(iii) in their entirety so that Section 3.2(b) shall read and provide as follows:

3.2(b) Additional Benefits. In addition to the benefits listed in Section 3.2(a), the Company shall provide to the Executive:

(i) Four weeks vacation in each calendar year (it is understood that the Company's then existing policy on vacation not taken in any year shall apply to unused vacation); and,

(ii) Participation in the Company's Supplemental Pension Benefit Plan ("SERP").

Except as herein provided, the Employment Agreement shall continue in full force and effect.

In Witness Whereof, the Parties have executed this Agreement as of the date first above written.

Gerber Scientific, Inc.

By: _____   _____
    Rebecca Q. McNab   Michael J. Cheshire
    Vice President, Human Resources